UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER: 001-36206

CUSIP NUMBER: 338829R100

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2023

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BIT Mining Limited

Full Name of Registrant

Fine Success Limited; 500wan.com Limited; 500.com Limited

Former Name if Applicable

428 South Seiberling Street

Address of Principal Executive Office (Street and Number)

Akron, Ohio 44306

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 31, 2019, BIT Mining Limited (the “Company”) announced the formation of a special investigation committee, consisting of the independent members of the Company’s board of directors, to internally investigate (i) alleged illegal money transfers made in connection with the potential development of an integrated casino resort project in Japan and (ii) the previous arrests that were made by the Tokyo District Public Prosecutors Office. The prosecutions resulted in the conviction of government officials and former intermediaries, including an external consultant of the Company who also formerly served as a director of our subsidiary in Japan. The Company has been cooperating with the U.S. Department of Justice (the “DOJ”) and the U.S. Securities and Exchange Commission (the “SEC”) in connection with their investigations into the Company. The Company has been in separate discussions with the Staff of the SEC’s Division of Enforcement and the DOJ regarding potential resolutions to settle these matters. Any potential resolution of these matters would involve payment of monetary penalties (the “Penalty Amounts”) in amounts that are likely to be significant and would be subject to approval by the SEC Commissioners for any proposed SEC settlement and the DOJ for any proposed DOJ resolution.

As of today, the combined Penalty Amounts are still in the process of being finalized considering the Company’s ability to pay those combined Penalty Amounts under its current financial condition. Accordingly, the Company currently is unable to conclude what impact the combined Penalty Amounts may have on the Company’s financial statements for the year ended December 31, 2023 (the “2023 Financial Statements”) to be included in its Annual Report on Form 20-F for the same year (the “2023 Annual Report”).

As a result of the foregoing, the Company respectfully notifies the U.S. Securities and Exchange Commission that the Company is unable to file the 2023 Annual Report on or before the due date of April 30, 2024 without unreasonable effort or expense because the 2023 Financial Statements cannot be finalized. In addition, MaloneBailey, LLP (“MaloneBailey”), the Company’s independent registered public accounting firm, cannot complete its audit of the 2023 Financial Statements because the abovementioned combined Penalty Amounts currently remain pending and uncertain.

The Company expects to file the 2023 Annual Report once (i) a reasonable assessment has been made about the impact of the combined Penalty Amounts on the 2023 Financial Statements, (ii) an appropriate amount for the combined Penalty Amounts has been accrued for on the 2023 Financial Statements, (iii) the 2023 Financial Statements have been finalized, and (iv) MaloneBailey has completed its audit of the 2023 Financial Statements.

Forward-Looking Statements

This notification on Form 12b-25 includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended by the U.S. Private Securities Litigation Reform Act of 1995. The words “expects” and “intends” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the estimated timing for the filing of the Company’s 2023 Annual Report. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, the time needed for the Company to finalize and file its 2023 Annual Report. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Xianfeng Yang	+86	188-2098-4688
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).Yes ☒ No ☐

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in the Company’s results of operations from 2022 to 2023 are reflected in its unaudited consolidated financial results for the fiscal year ended December 31, 2023 as announced in the Company’s press release dated February 23, 2024. The press release was furnished to the Securities and Exchange Commission as Exhibit 99.1 to the Company’s Current Report on Form 6-K on February 23, 2024.

BIT Mining Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2024	By:	/s/ Xianfeng Yang
	Name:	Xianfeng Yang
	Title:	Chief Executive Officer